Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

(Beijing — February 9, 2015) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

“In 2014 we made exciting strides across our three business lines. With considerable advancements among our traditional online and mobile games portfolios, and portal and e-commerce offerings, our total revenues for 2014 grew by 27.7% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “We completed the year with a 42.5% increase in fourth quarter revenues compared to the fourth quarter of 2013, led by a 35.7% increase in online game services, a 22.7% increase in advertising services and a 224.2% increase from our expanding e-mail, e-commerce and others business.”

“Our fourth quarter online game services revenues grew by 16.4% compared to the preceding quarter, with standout performances from both our self-developed and licensed online games. Following the launch of a new item-based version in August, New Westward Journey Online II achieved record user statistics in the fourth quarter. Our newly-launched mobile games demonstrated strong traction with users as well, especially our self-developed mobile battle arena game, Battle to the West, and mobile 3-D action adventure, The World HD, which was adapted from our online game Tianxia III. Both of these games have become highly ranked in the China mobile game market. The November launch of the fifth expansion set to Blizzard Entertainment’s World of Warcraft®, Warlords of Draenor™ in mainland China was also met with great player enthusiasm. Moreover, we saw solid performances from the games for which we introduced new expansion packs in the fourth quarter, including Fantasy Westward Journey II, Tianxia III, Ghost II, and Heroes of Tang Dynasty Zero.”

“At the beginning of 2015, we initiated the small-scale commercial launch of Revelation, our 3-D oriental fantasy MMORPG, and beta testing for Hegemon-King of Western Chu, our 3-D warfare MMORPG. We are pleased by the positive early feedback for these games. Additionally, in January, Blizzard’s free-to-play, online team brawler, Heroes of the Storm™, began closed beta testing in China, and we continue to work closely with Blizzard to bring this and other exciting game content to Chinese audiences.”

“Mobile Internet is playing an increasing role in China’s expanding Internet market. In 2014 we succeeded in releasing 12 self-developed and licensed mobile games, demonstrating our growing capabilities in mobile game developing and publishing. We plan to introduce more mobile games this year. Our YiChat user base also continues to grow, supported by the introduction of new functionalities and features in the fourth quarter. We are expanding our reach with this popular networking site by introducing an enterprise version of YiChat for small and medium-sized enterprises.”

“Our advertising business remains strong. In 2014, the growth of our advertising services was driven by increased market demand, mainly from the automobile, communication services and foods and beverages sectors, and greater monetization of our Mobile News Application. The 2014 FIFA World Cup also boosted advertising revenues during the year. In the fourth quarter, the top-performing advertising verticals were automobile, financial services and Internet services. We are optimistic about the growth for this business in 2015 and plan to focus on mobile advertising where we see significant interest from our customers. Additionally, our e-commerce business expanded at a healthy pace in 2014.”

“We plan to introduce more mobile games in 2015, including mobile games adapted from or inspired by our existing popular PC client games. We believe this will help to increase stickiness within our community by offering innovative games and services on both traditional and mobile platforms. We recently launched a self-operated cross-border e-commerce platform, Kaola, which we see as an opportunity to provide a new type of service offering to our users. We will continue to strive to attract new users to support healthy growth across our business lines in 2015 and beyond,” Mr. Ding concluded.

Fourth Quarter 2014 Financial Results

Revenues

Total revenues for the fourth quarter of 2014 were RMB3,683.6 million (US$593.7 million), compared to RMB3,325.9 million and RMB2,585.1 million for the preceding quarter and the fourth quarter of 2013, respectively.

Revenues from online games were RMB2,863.3 million (US$461.5 million) for the fourth quarter of 2014, compared to RMB2,459.6 million and RMB2,109.5 million for the preceding quarter and the fourth quarter of 2013, respectively.

Revenues from advertising services were RMB439.5 million (US$70.8 million) for the fourth quarter of 2014, compared to RMB478.3 million and RMB358.2 million for the preceding quarter and the fourth quarter of 2013, respectively.

Revenues from e-mail, e-commerce and others were RMB380.8 million (US$61.4 million) for the fourth quarter of 2014, compared to RMB388.0 million and RMB117.5 million for the preceding quarter and the fourth quarter of 2013, respectively.

Sales Taxes

Total sales taxes for the fourth quarter of 2014 were RMB220.6 million (US$35.6 million), compared to RMB209.2 million and RMB162.7 million for the preceding quarter and the fourth quarter of 2013, respectively. The year-over-year and quarter-over-quarter increases in sales tax were mainly due to the increase in NetEase’s total revenues.

Gross Profit

Gross profit for the fourth quarter of 2014 was RMB2,485.4 million (US$400.6 million), compared to RMB2,258.4 million and RMB1,727.2 million for the preceding quarter and the fourth quarter of 2013, respectively.

The year-over-year increase in online games gross profit was primarily driven by increased revenues from certain self-developed games, such as Fantasy Westward Journey II and New Westward Journey Online II, and various mobile game products. The quarter-over-quarter increase in online games gross profit was primarily driven by increased revenue from certain self-developed online and mobile games, such as New Westward Journey Online II and Battle to the West, as well as Warlords of Draenor, the fifth expansion set to Blizzard’s World of Warcraft.

The year-over-year increase in advertising services gross profit was primarily the result of strong demand from the financial services, communication services and real estate sectors, and NetEase’s monetization efforts for its Mobile News Application and other mobile applications. The quarter-over-quarter decrease in advertising services gross profit was mainly due to higher revenue related to the 2014 FIFA World Cup in the preceding quarter.

The year-over-year increase in e-mail, e-commerce and others gross profit was primarily attributable to an increase in revenue from NetEase’s e-commerce business. The quarter-over-quarter decrease in e-mail, e-commerce and others gross profit was primarily attributable to a decrease in revenue from the Company’s e-commerce business in the fourth quarter.

Gross Profit (Loss) Margin

Gross profit margin for NetEase’s online games business for the fourth quarter of 2014 was 76.0%, compared to a gross profit margin of 77.2% and 77.7% for the preceding quarter and the fourth quarter of 2013, respectively. The year-over-year and quarter-over-quarter changes in gross profit margin were mainly due to increased revenue contribution from mobile games and licensed games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online game revenues.

Gross profit margin for the advertising services business for the fourth quarter of 2014 was 66.8%, compared to a gross profit margin of 66.3% and 57.8% for the preceding quarter and the fourth quarter of 2013, respectively. The year-over-year increase in gross profit margin was mainly due to enhanced economies of scale driven by revenue growth.

Gross profit margin for the e-mail, e-commerce and others business for the fourth quarter of 2014 was 45.6%, compared to a gross profit margin of 49.6% for the preceding quarter and gross loss margin of 4.0% for the fourth quarter of 2013, respectively. The year-over-year increase in gross profit margin was mainly due to increased revenue from NetEase’s e-commerce business, which has a relatively higher gross profit margin.

Operating Expenses

Total operating expenses for the fourth quarter of 2014 were RMB1,239.7 million (US$199.8 million), compared to RMB1,059.2 million and RMB648.3 million for the preceding quarter and the fourth quarter of 2013, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for the promotion of NetEase’s online and mobile games and licensed Blizzard games, promotions for NetEase’s e-commerce business and advertising services, as well as staff-related research and development costs resulting from an increase in the number of employees and average compensation. The quarter-over-quarter increase was mainly due to increased selling and marketing expenses for online games and the Company’s e-commerce business.

Income Taxes

The Company recorded a net income tax charge of RMB187.9 million (US$30.3 million) for the fourth quarter of 2014, compared to net income tax charges of RMB197.3 million and RMB49.4 million for the preceding quarter and the fourth quarter of 2013, respectively. The effective tax rate for the fourth quarter of 2014 was 12.8%, compared to 14.4% and 3.8% for the preceding quarter and the fourth quarter of 2013, respectively. The year-over-year increase in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the fourth quarter of 2013. Accordingly, they became subject to a preferential tax rate of 10% for the 2013 and 2014 fiscal years, and the resulting 2013 tax credit was recorded in the fourth quarter of 2013.

Net Income After Tax

Net profit for the fourth quarter of 2014 totaled RMB1.3 billion (US$204.9 million), compared to RMB1.2 billion and RMB1.2 billion for the preceding quarter and the fourth quarter of 2013, respectively.

During the fourth quarter of 2014, the Company had a net foreign exchange loss of RMB7.1 million (US$1.1 million), compared to a net foreign exchange gain of RMB2.2 million and a net foreign exchange loss of RMB17.6 million for the preceding quarter and the fourth quarter of 2013, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic earnings per ADS of US$1.57 and diluted earnings per ADS of US$1.56 for the fourth quarter of 2014. The Company reported basic earnings per ADS of US$1.43 and diluted earnings per ADS of US$1.42 for the preceding quarter, and reported basic and diluted earnings per ADS of US$1.53 each for the fourth quarter of 2013.

Fiscal Year 2014 Financial Results

Revenues

Total revenues for fiscal year 2014 were RMB12.5 billion (US$2.0 billion), compared to RMB9.8 billion for the preceding fiscal year. Revenues from online games were RMB9.8 billion (US$1.6 billion) for fiscal year 2014, compared to RMB8.3 billion for the preceding fiscal year. Revenues from advertising services were RMB1.6 billion (US$250.1 million) for fiscal year 2014, compared to RMB1.1 billion for the preceding fiscal year. Revenues from e-mail, e-commerce and others were RMB1.1 billion (US$179.5 million) for fiscal year 2014, compared to RMB368.0 million for the preceding fiscal year.

Gross Profit (Loss)

Gross profit for fiscal year 2014 was RMB8.5 billion (US$1.4 billion), compared to RMB6.7 billion for the preceding fiscal year. The increase in gross profit for fiscal year 2014 was primarily driven by increased revenues from online game services, advertising services and e-commerce business.

The increase in online game services gross profit in 2014 was primarily attributable to increased revenues from the Company’s self-developed games such as Fantasy Westward Journey II, New Westward Journey Online II and various mobile games, as well as from Blizzard’s Hearthstone®: Heroes of Warcraft™.

The increase in advertising services gross profit in 2014 was due to a rise in demand, mainly from the automobile, communication services and foods and beverages sectors, as well as from the increased monetization of the NetEase Mobile News Application and the impact of the 2014 FIFA World Cup.

The improvement in e-mail, e-commerce and others gross profit in 2014 was primarily attributable to an increase in revenue from NetEase’s e-commerce business.

Operating Expenses

Total operating expenses for fiscal year 2014 were RMB3.7 billion (US$594.1 million), compared to RMB2.4 billion for the preceding fiscal year. The increase in operating expenses in 2014 was primarily due to increased marketing expenses as a result of marketing and promotional activities for NetEase’s online games, e-commerce and advertising services businesses, mainly due to the 2014 FIFA World Cup, and increased research and development expenses resulting from increased headcount and average compensation.

Net Income After Tax

Net profit for fiscal year 2014 totaled RMB4.8 billion (US$766.6 million), compared to RMB4.4 billion for the preceding fiscal year. For fiscal year 2014, the Company reported a net foreign exchange loss of RMB18.0 million (US$2.9 million), compared to a net foreign exchange loss of RMB15.3 million for the preceding fiscal year. The net foreign exchange loss for 2014 was mainly due to exchange losses arising from the Company’s U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods. NetEase reported basic earnings per ADS of US$5.87 and diluted earnings per ADS of US$5.85 for fiscal year 2014. The Company reported basic earnings per ADS of US$5.51 and diluted earnings per ADS of US$5.50 for the preceding fiscal year.

Income Taxes

The Company recorded a net income tax charge of RMB662.7 million (US$106.8 million) and RMB530.6 million for fiscal years 2014 and 2013, respectively. The effective tax rate was 12.1% for fiscal year 2014, compared to 10.7% for fiscal year 2013.  The change in the effective tax rate was mainly due to a one-off tax benefit of RMB304.6 million that the Company recorded in 2013 due to the fact that certain subsidiaries of the Company were approved in 2013 as Key Software Enterprises with respect to fiscal years 2011 and 2012.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

NetEase paid a dividend of US$0.34 per ADS for the first quarter of 2014 on June 3, 2014, US$0.37 per ADS for the second quarter of 2014 on September 5, 2014 and US$0.36 per ADS for the third quarter of 2014 on December 5, 2014.

The board of directors has approved a dividend of US$0.39 per ADS for the fourth quarter of 2014, which is expected to be paid on March 6, 2015 to shareholders of record as of the close of business on February 25, 2015.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2014, the Company’s total cash and time deposits balance was RMB21.2 billion (US$3.4 billion), compared to RMB18.6 billion as of December 31, 2013. Cash flow generated from operating activities was RMB5.9 billion (US$944.1 million) for fiscal year 2014, compared to RMB5.2 billion for the preceding fiscal year. In addition, as of December 31, 2014, the Company had a loan from an offshore bank in the principal amount of US$90.0 million that was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment.

Share Repurchase Program

In February 2014, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2014, no ADSs had been repurchased under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2014 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2014.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Monday, February 9, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Tuesday, February 10, 2015). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-466-4462 (international: 1-719-457-2085), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 6702328#. The replay will be available through February 23, 2015.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games, and web portals. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China, including World of Warcraft®, Hearthstone®: Heroes of Warcraft™, StarCraft® II, Heroes of the Storm™ and Diablo® III. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet and e-commerce offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, Hearthstone®: Heroes of Warcraft™, StarCraft® II, Heroes of the Storm™, Diablo® III or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game or e-commerce markets may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, e-commerce, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,458,298	2,021,453	325,799
Time deposits	16,625,468	18,496,574	2,981,107
Restricted cash	2,136,749	2,628,847	423,693
Accounts receivable, net	402,511	873,137	140,724
Prepayments and other current assets	1,144,272	1,451,919	234,007
Short-term investments	901,183	2,058,552	331,778
Deferred tax assets	129,282	202,040	32,563
Total current assets	22,797,763	27,732,522	4,469,671

Non-current assets:
Property, equipment and software, net	872,113	1,281,225	206,496
Land use right, net	11,271	77,648	12,515
Deferred tax assets	23,085	21,160	3,410
Time deposits	500,000	673,000	108,468
Other long-term assets	342,098	569,116	91,725
Total non-current assets	1,748,567	2,622,149	422,614
Total assets	24,546,330	30,354,671	4,892,285

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	219,259	410,722	66,196
Salary and welfare payables	377,117	534,565	86,156
Taxes payable	74,463	334,290	53,878
Short-term loan	975,504	2,049,865	330,378
Deferred revenue	1,481,036	1,967,780	317,149
Accrued liabilities and other payables	957,299	1,357,228	218,746
Deferred tax liabilities	148,506	101,997	16,439
Total current liabilities	4,233,184	6,756,447	1,088,942

Long-term payable:
Other long-term payable	144,883	106,430	17,153
Total liabilities	4,378,067	6,862,877	1,106,095

Total mezzanine classified noncontrolling interests and shareholders’ equity	20,168,263	23,491,794	3,786,190

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	24,546,330	30,354,671	4,892,285

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,109,456	2,459,596	2,863,299	461,480	8,308,618	9,815,019	1,581,894
Advertising services	358,153	478,330	439,507	70,836	1,094,623	1,551,652	250,081
E-mail, e-commerce and others	117,473	387,987	380,800	61,374	368,014	1,113,773	179,507
Total revenues	2,585,082	3,325,913	3,683,606	593,690	9,771,255	12,480,444	2,011,482
Sales taxes	(162,660)	(209,174)	(220,613)	(35,556)	(575,080)	(767,610)	(123,716)
Total net revenues	2,422,422	3,116,739	3,462,993	558,134	9,196,175	11,712,834	1,887,766

Total cost of revenues	(695,214)	(858,298)	(977,565)	(157,556)	(2,478,516)	(3,261,544)	(525,665)

Gross profit	1,727,208	2,258,441	2,485,428	400,578	6,717,659	8,451,290	1,362,101

Selling and marketing expenses	(328,152)	(533,838)	(704,211)	(113,498)	(1,093,612)	(1,894,998)	(305,418)
General and administrative expenses	(82,168)	(128,928)	(143,850)	(23,185)	(349,832)	(467,669)	(75,375)
Research and development expenses	(237,960)	(396,442)	(391,591)	(63,113)	(921,618)	(1,323,498)	(213,309)
Total operating expenses	(648,280)	(1,059,208)	(1,239,652)	(199,796)	(2,365,062)	(3,686,165)	(594,102)

Operating profit	1,078,928	1,199,233	1,245,776	200,782	4,352,597	4,765,125	767,999
Other income:
Investment income/(loss)	4,890	8,693	(2,492)	(402)	37,255	27,373	4,412
Interest income	139,082	156,084	156,747	25,263	506,181	601,502	96,944
Exchange (losses)/gains	(17,568)	2,184	(7,124)	(1,148)	(15,348)	(17,998)	(2,901)
Other, net	90,341	1,872	72,282	11,651	95,136	82,438	13,287

Net income before tax	1,295,673	1,368,066	1,465,189	236,146	4,975,821	5,458,440	879,741
Income tax	(49,421)	(197,340)	(187,893)	(30,283)	(530,603)	(662,735)	(106,814)

Net income after tax	1,246,252	1,170,726	1,277,296	205,863	4,445,218	4,795,705	772,927
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(9,227)	(11,581)	(6,027)	(971)	(1,308)	(39,082)	(6,299)
Net income attributable to the Company’s shareholders	1,237,025	1,159,145	1,271,269	204,892	4,443,910	4,756,623	766,628

Comprehensive income	1,246,252	1,170,726	1,277,296	205,863	4,445,218	4,795,705	772,927
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(9,227)	(11,581)	(6,027)	(971)	(1,308)	(39,082)	(6,299)
Comprehensive income attributable to the Company’s shareholders	1,237,025	1,159,145	1,271,269	204,892	4,443,910	4,756,623	766,628

Earnings per share, basic	0.38	0.35	0.39	0.06	1.37	1.46	0.24
Earnings per ADS, basic	9.51	8.87	9.73	1.57	34.21	36.43	5.87
Earnings per share, diluted	0.38	0.35	0.39	0.06	1.36	1.45	0.23
Earnings per ADS, diluted	9.48	8.83	9.67	1.56	34.12	36.29	5.85

Weighted average number of ordinary shares outstanding, basic	3,250,284	3,267,786	3,268,019	3,268,019	3,247,874	3,264,450	3,264,450
Weighted average number of ADS outstanding, basic	130,011	130,711	130,721	130,721	129,915	130,578	130,578
Weighted average number of ordinary shares outstanding, diluted	3,262,605	3,280,435	3,286,120	3,286,120	3,256,297	3,277,049	3,277,049
Weighted average number of ADS outstanding, diluted	130,504	131,217	131,445	131,445	130,252	131,082	131,082

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31	September 30,	December 31	December 31	December 31	December 31	December 31
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,246,252	1,170,726	1,277,296	205,863	4,445,218	4,795,705	772,927
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,378	36,921	64,965	10,471	158,363	174,462	28,118
Investment impairment	—	—	24,040	3,875	—	24,040	3,875
Share-based compensation cost	84,994	96,619	124,267	20,028	306,308	349,277	56,293
(Reversal of)/allowance for provision for doubtful debts	(5,380)	3,086	(282)	(45)	(2,007)	3,765	607
(Gain)/loss on disposal of property, equipment and software	(22)	(67)	1,619	261	(509)	1,507	243
Unrealized exchange loss	17,770	1,686	10,070	1,623	12,266	18,764	3,024
Deferred income taxes	60,220	32,882	(100,860)	(16,256)	142,283	(117,328)	(18,910)
Net equity share of loss from associated companies	3,474	12,858	1,987	320	5,321	33,634	5,421
Fair value changes of short-term investments	17,419	(16,516)	(17,885)	(2,883)	12,355	(64,249)	(10,355)
Changes in operating assets and liabilities:
Accounts receivable	2,580	(203,257)	(104,705)	(16,875)	(131,030)	(474,381)	(76,456)
Prepayments and other current assets	(32,949)	(140,636)	(61,818)	(9,963)	(21,933)	(292,416)	(47,129)
Accounts payable	55,567	22,539	138,360	22,300	70,959	190,453	30,695
Salary and welfare payables	154,401	(44,225)	226,233	36,462	87,269	157,448	25,376
Taxes payable	(262,248)	31,742	60,923	9,819	(315,001)	259,828	41,877
Deferred revenue	161,152	58,072	217,560	35,064	321,018	486,744	78,449
Accrued liabilities and other payables	79,185	84,683	41,228	6,645	145,010	310,449	50,035
Net cash provided by operating activities	1,622,793	1,147,113	1,902,998	306,709	5,235,890	5,857,702	944,090

Cash flows from investing activities:
Purchase of property, equipment and software	(109,038)	(116,172)	(301,156)	(48,538)	(218,936)	(537,376)	(86,609)
Proceeds from sale of property, equipment and software	3,544	404	896	144	4,516	1,463	236
Purchase of other intangible assets	—	—	(1,725)	(278)	(900)	(14,011)	(2,258)
Purchase of land use right	—	(29,387)	(37,570)	(6,055)	—	(66,957)	(10,792)
Net change in short-term investments with terms of three months or less	(180,000)	335,803	(262,558)	(42,317)	(480,000)	247,406	39,875
Purchase of short-term investments	(300,000)	(593,805)	(300,000)	(48,351)	(400,000)	(2,358,122)	(380,060)
Proceeds from maturities of short-term investments	520,000	203,589	203,271	32,761	1,040,000	1,017,596	164,007
Investment in an associated company	—	(20,000)	—	—	(200,000)	(20,000)	(3,223)
Dividend from an associated company	—	15,321	—	—	—	15,321	2,469
Transfer to restricted cash	(152,871)	(98,517)	(173,252)	(27,923)	(1,566,244)	(492,149)	(79,320)
Placement/rollover of matured time deposits	(4,426,928)	(4,934,854)	(5,068,797)	(816,942)	(21,807,617)	(21,955,012)	(3,538,506)
Proceeds from maturities of time deposits	3,583,767	5,020,322	4,064,596	655,094	18,231,797	19,905,004	3,208,104
Net change in other assets	(16,326)	(105,195)	(43,634)	(7,033)	(55,895)	(248,008)	(39,972)
Net cash used in investing activities	(1,077,852)	(322,491)	(1,919,929)	(309,438)	(5,453,279)	(4,504,845)	(726,049)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31	September 30,	December 31	December 31	December 31	December 31	December 31
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loan	—	—	—	—	1,005,680	2,046,669	329,863
Payment of short-term bank loan	—	—	—	—	—	(975,504)	(157,223)
Proceeds from employees exercising stock options	—	870	—	—	2,474	2,917	470
Capital contribution from noncontrolling interests and mezzanine classified noncontrolling interests	—	—	130,376	21,013	916	130,486	21,031
Repurchase of shares	—	—	—	—	(106,809)	—	—
Dividends paid to shareholders	—	(298,142)	(288,686)	(46,528)	(815,413)	(1,983,010)	(319,603)
Net cash (used in)/provided by financing activities	—	(297,272)	(158,310)	(25,515)	86,848	(778,442)	(125,462)

Effect of exchange rate changes on cash held in foreign currencies	(3,945)	(1,397)	1,760	284	(1,930)	(11,260)	(1,815)
Net increase/(decrease) in cash and cash equivalents	540,996	525,953	(173,481)	(27,960)	(132,471)	563,155	90,764
Cash and cash equivalents, beginning of the period	917,302	1,668,981	2,194,934	353,759	1,590,769	1,458,298	235,035
Cash and cash equivalents, end of the period	1,458,298	2,194,934	2,021,453	325,799	1,458,298	2,021,453	325,799

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	238,424	153,567	186,347	30,034	687,454	551,303	88,854
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	10,071	49,891	80,575	12,986	10,071	80,575	12,986

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,109,456	2,459,596	2,863,299	461,480	8,308,618	9,815,019	1,581,894
Advertising services	358,153	478,330	439,507	70,836	1,094,623	1,551,652	250,081
E-mail, e-commerce and others	117,473	387,987	380,800	61,374	368,014	1,113,773	179,507
Total revenues	2,585,082	3,325,913	3,683,606	593,690	9,771,255	12,480,444	2,011,482

Sales taxes:
Online game services	(120,543)	(137,582)	(155,764)	(25,105)	(444,154)	(548,861)	(88,460)
Advertising services	(34,594)	(47,328)	(44,278)	(7,136)	(107,156)	(154,583)	(24,914)
E-mail, e-commerce and others	(7,523)	(24,264)	(20,571)	(3,315)	(23,770)	(64,166)	(10,342)
Total sales taxes	(162,660)	(209,174)	(220,613)	(35,556)	(575,080)	(767,610)	(123,716)

Net revenues:
Online game services	1,988,913	2,322,014	2,707,535	436,375	7,864,464	9,266,158	1,493,434
Advertising services	323,559	431,002	395,229	63,700	987,467	1,397,069	225,167
E-mail, e-commerce and others	109,950	363,723	360,229	58,059	344,244	1,049,607	169,165
Total net revenues	2,422,422	3,116,739	3,462,993	558,134	9,196,175	11,712,834	1,887,766

Cost of revenues:
Online game services	(444,180)	(529,871)	(650,323)	(104,813)	(1,649,803)	(2,111,701)	(340,344)
Advertising services	(136,698)	(145,119)	(131,388)	(21,176)	(461,286)	(528,665)	(85,205)
E-mail, e-commerce and others	(114,336)	(183,308)	(195,854)	(31,567)	(367,427)	(621,178)	(100,116)
Total cost of revenues	(695,214)	(858,298)	(977,565)	(157,556)	(2,478,516)	(3,261,544)	(525,665)

Gross profit/(loss) :
Online game services	1,544,733	1,792,143	2,057,212	331,562	6,214,661	7,154,457	1,153,090
Advertising services	186,861	285,883	263,841	42,524	526,181	868,404	139,962
E-mail, e-commerce and others	(4,386)	180,415	164,375	26,492	(23,183)	428,429	69,049
Total gross profit	1,727,208	2,258,441	2,485,428	400,578	6,717,659	8,451,290	1,362,101

Gross profit/(loss) margin:
Online game services	77.7%	77.2%	76.0%	76.0%	79.0%	77.2%	77.2%
Advertising services	57.8%	66.3%	66.8%	66.8%	53.3%	62.2%	62.2%
E-mail, e-commerce and others	(4.0)%	49.6%	45.6%	45.6%	(6.7)%	40.8%	40.8%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:        The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2046 on the last trading day of December 2014 (December 31, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:        Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	48,654	43,336	58,826	9,481	165,708	169,621	27,338
Operating expenses
- Selling and marketing expenses	4,820	6,720	7,910	1,275	17,967	23,253	3,748
- General and administrative expenses	13,380	15,347	18,130	2,922	48,350	51,475	8,296
- Research and development expenses	18,140	31,216	39,401	6,350	74,283	104,928	16,911

The accompanying notes are an integral part of this press release.